A-POWER ENERGY GENERATION SYSTEMS, LTD.

No. 44 Jingxing North Street
Tiexi District, Shenyang, Liaoning, China 110021

March 30, 2011

VIA ELECTRONIC FILING

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-5546

Att:	Mr. John Cash
Branch Chief

Re:	A-Power Energy Generation Systems, Limited
File No. 001-33820
Form 20-F: For the Fiscal Year Ended December 31, 2009

Ladies and Gentlemen:

We have received your follow-up comment letter dated March 16, 2011 regarding the above-referenced report filed by A-Power Energy Generation Systems, Limited  (“A-Power” or the “Company”) under the Securities Exchange Act of 1934 (the “Form 20-F”).  The Company appreciates the Staff’s input and has set forth below a response to each of the Staff’s comments contained therein.  To facilitate the Staff’s review of our responses, we have reproduced each comment verbatim in italics followed by our responses.

Comment No. 1

Critical Accounting Policies, page 59
Revenue Recognition, page 59

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 30, 2011

1.
We note your response to our prior comment one. Please tell us what consideration you have to revising your disclosures in future filings to more fully discuss your revenue recognition policy. In addition, while we note your statement that you were unable to find other domestic vendors that manufacture and sell similar size wind turbines in China, please tell us what consideration you gave to the impact of international competitors as well as the impact of wind turbines other than the 2.7MW in determining your best estimate of selling price. Finally, to the extent that you obtain more information regarding wind turbine sales, you really need to reassess your revenue recognition policy to determine if the use of vendor specific objective evidence or third party evidence is more appropriate.

Response No. 1:

1.
We considered the impact of international competitors in determining our estimate of the selling price of our 2.7MW wind turbines.  In fiscal 2009, there existed only a limited number of international vendors producing 2.7MW wind turbines and only limited information about pricing was available to the public. For example, in 2009, General Electric’s wind turbine unit signed a $1.4 billion contract with independent power producer Caithness Energy to supply wind turbines and provide services for an 845MW wind farm project to be located in Oregon that would be powered by 338 units of GE’s 2.5MW wind turbines. We could not access more detailed information on the transaction in order to allow us to perform a detailed analysis on the best estimate of the selling price of these turbines. Although we could not calculate an accurate selling price, the transaction provided guidance on a reasonable range of selling price for our 2.7MW wind turbines. Our best estimate of selling price, by using our own costs and profit margins, was below the range. At the same time, our strategy is to localize manufacturing technology of the 2.7MW wind turbines being sourced from Europe in the China wind turbine market, to localize the wind turbines components vendors and to utilize China’s low labor cost to minimize the manufacturing cost of wind turbines. Therefore, we decided to take available third party evidence from international competitors into consideration, but we chose to use our own costs and profit margins as the best estimate of selling price.

2.
We also considered the impact of wind turbines other than the 2.7MW in determining our estimate of the selling price of our turbines. At the start of 2009, the wind turbine market in China was dominated by smaller sized wind turbines such as 1.5MW and 750KW units. The competition for smaller wind turbines was very intense, and as a consequence, the price of the smaller sized wind turbines decreased sharply. However, with enhancements in technology larger size wind turbines were introduced in China during 2009 and such units became the favored trend in the wind turbine market by the conclusion of 2009. The complicated geographical environment of China is more favorable for the installation of larger sized wind turbines and the Chinese government is strongly supportive of larger sized wind turbine businesses. Therefore, larger size wind turbines now have a strong market demand and we decided not to rely on the selling price of smaller sized wind turbines in determining our best estimate of selling price.

Division of Corporation Finance
U.S. Securities and Exchange Commission
March 30, 2011

3.
If we determine that vendor specific objective evidence or third party evidence is more reliable and appropriate with new information and the change of market situations regarding 2.7MW wind turbines in the future, we will use vendor specific objective evidence or third party evidence in determining our best estimate of selling prices and we will revise our disclosures in future filings to more fully discuss our revenue recognition policy.

Comment No. 2
Consolidated Statement of Cashflows, Page F-7

We have reviewed your response to our prior comment two. We note that you are required to deposit RMB to obtain Euro from the banks. Given that these transactions are interrelated, it is unclear to us why you have not classified changes in your restricted cash as a financing activity. Please tell us what consideration you have given to revised your cash flow presentation in future filings and to revising future disclosures to more fully explain the transaction.

Response No. 2:

Due to the fact that the deposit and the loan are interrelated, we will revise the cash flow presentation in future filings to classify the changes in the restricted cash as a financing activity.

We will also revise future disclosure to more fully explain the transaction.

*****

As requested by your letter, A-Power acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you continue to have questions following your review of the information provided by this response or require any additional information, please do not hesitate to call our counsel Thomas J. Rice at 212-626-4412.

Very truly yours,

A-POWER ENERGY GENERATION SYSTEMS, LIMITED

	By:	/s/ Peter Mak
Peter Mak
Chief Financial Officer

CC:	Thomas J. Rice, Esq.
Baker & McKenzie, LLP

Jack Cooper, CA
MSCM LLP